TSX.V:GNG
www.goldengoliath.com

UPDATE

Vancouver, Canada  May 17, 2011 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release.

Golden Goliath is pleased to advise that following the accelerated expiry, announced on March 18th, of various share purchase warrants and agents warrants (collectively the "Warrants") issued pursuant to a private placement completed in January and February 2010, a total of 10,945,133 Warrants were exercised.  The Warrants were exercisable to purchase one common share per warrant at a price of $0.25 for two years, but contained a provision whereby if the Company's weighted average share price for 20 consecutive trading days equals or exceeds $0.40, the Company could give notice to the Warrant holders that they must exercise their remaining Warrants within a period of 30 days from the date of receipt of the notice.

The exercising of the warrants resulted in a total of $2,271,485 being added to the Company’s working capital.  The Company now has in excess of $3 million in working capital. The bulk of is the funds are budgeted for the exploration, currently underway, on our 100% owned Nopalera property.

The current exploration work on Nopalera includes detailed geological and structural mapping and rock sampling, both on surface and within old workings which are being opened and rehabilitated. The results to date from this work are very encouraging as they indicate excellent potential for gold mineralization at depth.  Road building, trenching and reinterpretation of existing geochemical and geophysical data is also being completed.  The Company is also planning extensive analysis of clay minerals to assist in defining drill targets for a major diamond drilling program planned for later this year.  The drilling program is currently estimated to be about 10,000 metres and its objective is to test for mineralization of the same style as that found at the neighbouring Orisyvo deposit.

Nopalera has been long held within the Company’s Uruachic Camp in the Sierra Madre Mountains of northwestern Mexico. The property was defined several years ago as a porphyry style target, which is unique to this part of the world as most mineralization is vein hosted. That is, until the recent discovery of Orisyvo by Fresnillo PLC on the property adjacent to Nopalera (See Map Link A). Orisyvo has been described as a porphyry deposit.

Fresnillo PLC is the world’s largest primary silver producer, and as such, provides limited disclosure of its advanced exploration programs. However, what they have disclosed about Orisyvo is:

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Indicated & inferred resources of 2.7M ounces of gold in oxides and 6.51M ounces of gold in sulphides (9.2 million ounces of gold)

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Disseminated gold values delineated over a 1 x 1.5 km area, and through 400 metres vertical extent, with grades ranging 0.5 to 2.5 g/t gold

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Permitting is in process for an exploration adit to initiate underground exploration in 1H 2011

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Pilot plant to be established in 2011

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Additional resources identified with an updated scoping study expected early in 2012

The Fresnillo claims that host the Orisyvo deposit border Golden Goliath’s Nopalera claim on its eastern edge. The proximity of Orisyvo and a similar geological model has management very excited on the potential of Nopalera (See Map Link B).

The significance of Fresnillo’s discovery and the potential for the district has not gone unnoticed by some of the majors. Peñoles, the second largest Mexican mining company behind Fresnillo, has now staked claims that completely surround our Uruachic Camp. Agnico-Eagle Mines has optioned a portion of our Uruachic Camp (Las Bolas/Los Hilos) and is one of our major shareholders. This makes the area an important new emerging gold district with a world class gold deposit and potential for more discoveries, three major mining companies actively involved and Golden Goliath holding a substantial land position in the heart of it.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Penoles
San Timoteo
Reforma
Nueva Union
Fresnillo PLC
Las Bolas/ Agnico-Eagle JV
Nopalera
Corona/ Tectonic JV
Orisyvo
N
4 km
La Barranca
Oteros
Rio Oteros
LEGEND
Golden Goliath Resources
100% Owned Claims

Las Bolas Land Status
Uruachi Camp

Nopalera Close-up

Stockwork Veining

Nopalera Alteration
As Viewed from Orisyvo

Stockwork Veining2

Nopalera Dikes

Nopalera Outcrops

Alteration Close-up

Golden Goliath RESOURCES LTD